Exhibit 17

December 27, 2001

To the Board of Directors, SATX, Inc.

I hereby resign my positions as Chairman, President and CEO of SATX, Inc. and any and all other positions in SATX, Inc and any subsidiaries of SATX, Inc. effectively as of today, December 27th, 2001.

Through today I am owed seven weeks salary and a monthly car allowance and car insurance for ten (10) months as stated in my employment contract.

I expect to receive the full amount due to me within ten (10) days from the date of this letter or I will immediately file all of the proper documents to place the company into involuntary bankruptcy.

Sincerely,

/s/ Terry L. Colbert
Terry L. Colbert
President, Chairman and CEO